UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11‑K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

Or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ________________to_________________

Commission file number 1-11530

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Taubman Company and Related Entities Employee Retirement Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Taubman Centers, Inc.
200 East Long Lake Road
Suite 300
Bloomfield Hills, Michigan 48304-2324.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

Financial Statements as of
December 31, 2013 and 2012, and
for the Year Ended December 31, 2013,
Supplemental Schedule as of December 31, 2013,
and Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND 2012,
AND FOR THE YEAR ENDED DECEMBER 31, 2013:

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-11

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2013 -

Form 5500 Schedule H, Part IV, Line 4i - Schedule of Assets	12
(held at end of year)

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator
The Taubman Company and
Related Entities Employee
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Taubman Company and Related Entities Employee Retirement Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Taubman Company and Related Entities Employee Retirement Savings Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Form 5500 Schedule H, Part IV, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois
June 24, 2014

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2013	2012
ASSETS:
Investments at fair value (Notes 3 and 4)	$155,548,628	$133,649,311
Notes receivable from participants	1,927,840	2,055,817
Contributions receivable from participants	1,499
Contributions receivable from employer	1,118
Net assets available reflecting investments at fair value	157,479,085	135,705,128

Adjustment from fair value to contract value for fully benefit-
responsive investment contract	(527,257)	(1,100,918)
NET ASSETS AVAILABLE FOR BENEFITS	$156,951,828	$134,604,210

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2013

NET ASSETS AVAILABLE FOR BENEFITS AT THE BEGINNING OF THE YEAR	$134,604,210

ADDITIONS:
Participant contributions	5,849,246
Employer contributions	3,467,720
Investment income-
Interest and dividends	4,328,355
Net appreciation in fair value of investments (Note 3)	19,545,941
Interest income on notes receivable from participants	84,146
Other income	1,283
Total additions	33,276,691

DEDUCTIONS-
Benefit payments and withdrawals	(10,929,073)
Total deductions	(10,929,073)

NET ASSETS AVAILABLE FOR BENEFITS AT THE END OF THE YEAR	$156,951,828

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. THE PLAN

The Taubman Company and Related Entities Employee Retirement Savings Plan (Plan) is designed to enable certain employees of the participating companies to systematically save funds to supplement their retirement incomes through salary reduction agreements. The Plan has been amended and restated several times, the latest restatement being January 1, 2012, for purposes of a routine determination letter filing with the Internal Revenue Service. In 2014, the Plan was amended to reduce the service eligibility to participate in the Plan, enable certain Puerto Rico based employees to participate in the Plan, and comply with U.S. and Puerto Rico tax regulations.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Related Entities - These are affiliated companies, which have approved the Plan and have been accepted for participation by The Taubman Company (Company).

Participants - Employees of the Company and Related Entities become participants if they are not covered by a collective bargaining agreement, are 21 years old, and have completed their probationary period. Entry is permitted monthly on or after the first day of the month following 90 consecutive days of employment. An individual who is employed as an on-call or temporary employee is eligible to participate in the Plan if the individual completes 1,000 hours of service in a 12-consecutive month period. As of December 31, 2013 and 2012, there were 878 and 864 participants, respectively, in the Plan.

Basic Employee Contributions - A participant who elects to contribute to the Plan may elect to contribute up to 25% of compensation, subject to the limitations specified in the Plan and by tax regulations. All employees who are eligible to make employee contributions under the Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions in accordance with and subject to the limitations of Section 414(v) of the Internal Revenue Code. Participant contributions may be made on a pre-tax or, at the participant's election, a post-tax ("Roth" type) basis. The Plan also uses an automatic enrollment feature pursuant to which eligible employees may be automatically enrolled at a pre-tax contribution rate of 3% of compensation, with the automatic contribution rate increased by 1% each year up to a maximum of 7% of compensation.

Employer Matching and Supplemental Contributions - A participant is eligible to receive employer matching contributions and employer supplemental contributions. A monthly employer matching contribution and supplemental contribution, subject to the limitations specified in the Plan and by tax regulations, is made by the applicable participating company. The employer matching contribution amount is based on the employee contribution percentage according to the following schedule:

Employee Contribution Percentage	Employer Matching Contribution Percentage
Less than 3%	0%
3	1
4	2
5	3
6	4
7 or more	5

The applicable participating company also makes a monthly supplemental employer contribution on behalf of each participant equal to 2% of compensation for the month, subject to limitations specified in the Plan by tax regulations.

Vesting - Employee contributions and rollovers are always 100% vested. Employer contributions vest as follows:

Full Years of Service	Vesting Percentage
1	10%
2	30
3	50
4	70
5 or more	100

Participants receive a year of vesting service as of each anniversary of their hire date. The employee becomes fully vested at retirement age, defined by the Plan as age 65, or upon death or disability or a change of control of the Company (as defined in the Plan) while employed.

Forfeitures - Nonvested contributions become forfeitable at the point the participant terminates employment. At the earlier of the date the terminated participant takes a distribution of his vested Plan account monies or a five-year break in company service, the forfeitable amount is forfeited. Forfeitures reduce the cash required by the participating companies to fund their contributions. Forfeitures arising from the termination of participants who are not fully vested at the time of their termination are allocated as part of the matching contributions for the plan year. Forfeitures were $90,152 in 2013.

Allocations - Each participant's account is credited with the participant's and employer contributions and allocations of investment earnings. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participant accounts are valued daily.

Participant Loans - A participant may have a maximum of two loans, with only one obtained during any 12 month period, at rates so stipulated by the Plan's Investment Committee. The minimum loan amount is $500. The sum of all loans to a participant cannot exceed the lesser of 50 percent of the total vested accrued benefits of the participant or $50,000 reduced by the highest outstanding balance of loans during the one-year period ending on the day before the loan is granted. Plan earnings are not allocated to the portion of the participant's account balance borrowed. However, interest paid by the participant is credited to the individual participant's account balances. A loan must be repaid within 5 years, with the exception that a loan to acquire a principal residence may be repaid over 10 years. Loans are repaid through automatic payroll deductions.

Withdrawals - A participant may withdraw at any time any amount, credited to his rollover contribution account, voluntary contribution account (pre-1987 after-tax contributions), or Company “profit sharing” account (pre-1983 Company contributions). A participant who has attained age 65 may also withdraw all types of amounts credited to his Plan account.

Once during any 12 month period, a participant may request a hardship withdrawal from his employee contribution account or, if fully vested, his employer contribution accounts as defined in the Plan. The hardship withdrawal must be approved by the Investment Committee and, once permitted, the participant cannot contribute to the Plan during the following 6 months.

Benefit Payments - A participant's account becomes payable in a lump sum following termination of employment as soon as the paperwork is submitted to the record keeper. If the participant is disabled or has attained age 59 ½, benefits over $1,000 are payable in a lump sum, or, alternatively, fixed periodic payments, as selected by the participant and subject to the Plan's specified period maximums. All vested benefits transfer to beneficiaries upon death of the participant.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Investments - The investments of the Plan are stated at fair value, with the exception of the Vanguard Retirement Savings Trust. The investment in the Vanguard Retirement Savings Trust is stated at fair value with the related adjustment amount to/from contract value disclosed in the Statements of Net Assets Available for Benefits as required by the accounting requirements for fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the Vanguard Retirement Savings Trust. See Note 4 for further information regarding valuation of the Plan's investments.

Notes Receivable From Participants - Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Net Appreciation/Depreciation on Investments - Includes net unrealized gains and losses in accordance with the policy of stating investments at fair value.

Payment of Benefits - Benefits are recorded when paid.

Security Transactions - Purchases and sales are accounted for on the trade date. Interest and dividend income are reported as earned on an accrual basis. Net gains and losses are computed using the average cost.

Administrative Expenses - Administrative expenses of the Plan are paid by the participating companies.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

3. INVESTMENTS

Vanguard Fiduciary Trust Company is the Plan Trustee. Vanguard Group of Investment Companies, as agent for the Plan Trustee, is the record-keeper and provider of investment funds for the Plan. The Plan enters into transactions with parties-in-interest such as trustees or fund managers. The following Plan investments are held by Vanguard, the fund manager and trustee. Investments are summarized by category with investments representing 5% or more of the Plan's net assets at the end of the respective year separately identified.

	December 31
	2013		2012
Investments at fair value:
Retirement Savings Trust	$19,447,048	*	$21,868,581	*
VGI Brokerage Option	$89,756		$449,919
Company Stock - Taubman Stock Fund	$4,179,868		$5,883,158

Registered Investment Companies:
Bond:
Total Bond Market Index Fund Investor Shares	$10,443,403	*	$11,544,342	*
Inflation-Protected Securities Fund Investor Shares	795,561		832,565
Balanced - Wellington Fund Investor Shares	18,922,140	*	15,712,368	*
Domestic Equity:
500 Index Fund Signal Shares	29,031,371	*	23,542,927	*
Explorer Fund Investor Shares	7,706,069		5,018,119
Small-Cap Index Fund Investor Shares	6,778,544		4,765,216
Target Retirement 2010 Fund	514,036		443,709
Target Retirement 2015 Fund	2,757,289		3,792,544
Target Retirement 2020 Fund	2,906,861		2,078,093
Target Retirement 2025 Fund	5,460,245		4,014,197
Target Retirement 2030 Fund	3,372,052		1,940,986
Target Retirement 2035 Fund	3,210,597		1,719,959
Target Retirement 2040 Fund	1,474,428		986,986
Target Retirement 2045 Fund	1,262,519		697,799
Target Retirement 2050 Fund	711,630		427,904
Target Retirement 2055 Fund	92,235		23,603
Target Retirement 2060 Fund	87		3,589
Target Retirement Income	293,353		205,949
Growth Index Fund Investor Shares	8,485,708	*	6,699,381
Extended Market Index Fund Investor Shares	5,821,446		3,652,850
Value Index Fund Investor Shares	5,521,881		4,072,158
Foreign Equity - International Growth Fund Investor Shares	11,985,459	*	8,542,041	*
REIT Portfolio - REIT Index Fund Investor Shares	4,234,142		4,660,259
Prime Money Market Fund	50,900		70,109
Total Registered Investment Companies	$131,831,956		$105,447,653
	$155,548,628		$133,649,311

* Represents 5% or more of net assets available for benefits.

The contract value of the Retirement Savings Trust was $18,919,791 and $20,767,663 as of December 31, 2013 and 2012, respectively.

Net appreciation / (depreciation) in fair value of investments (including investments bought, sold, and held) for the year ended December 31, 2013 is as follows:

Bond:
Total Bond Market Index Fund Investor Shares	$(527,610)
Inflation-Protected Securities Fund Investor Shares	(92,988)
Balanced - Wellington Fund Investor Shares	1,905,838
Domestic Equity:
500 Index Fund Signal Shares	6,704,141
Explorer Fund Investor Shares	1,562,764
Small-Cap Index Fund Investor Shares	1,795,924
Target Retirement 2010 Fund	27,447
Target Retirement 2015 Fund	360,785
Target Retirement 2020 Fund	287,430
Target Retirement 2025 Fund	682,671
Target Retirement 2030 Fund	432,002
Target Retirement 2035 Fund	394,331
Target Retirement 2040 Fund	233,409
Target Retirement 2045 Fund	194,331
Target Retirement 2050 Fund	107,593
Target Retirement 2055 Fund	10,136
Target Retirement 2060 Fund	251
Target Retirement Income	5,558
Extended Market Index Fund Investor Shares	1,414,215
Value Index Fund Investor Shares	1,217,577
Growth Index Fund Investor Shares	1,970,026
Foreign Equity - International Growth Fund Investor Shares	1,975,826
REIT Portfolio - REIT Index Fund Investor Shares	(86,177)
Company Stock - Taubman Stock Fund	(1,014,053)
VGI Brokerage Option	(15,486)
$19,545,941

4.	FAIR VALUE MEASUREMENTS

The Plan has adopted the accounting requirements of Accounting Standards Codification (ASC) 820, “Fair Value Measurements and Disclosures”. These requirements define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that marketplace participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The accounting standards for fair value measurements also establish a hierarchy for measurements of fair value as follows:

•	Level 1 - quoted market prices in active markets for identical assets or liabilities

•
Level 2 - inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

•	Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

As of December 31, 2013 and 2012, the Plan's investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy:

	Fair Value Measurements as of December 31, 2013, Using Input Type
	Level 1	Level 2	Total
Investments in Registered Investment Companies:
Bond	$11,238,964		$11,238,964
Balanced	18,922,140		18,922,140
Domestic Equity	85,400,351		85,400,351
Foreign Equity	11,985,459		11,985,459
REIT Portfolio - Retail Index Fund Investor Shares	4,234,142		4,234,142
Prime Money Market Fund	50,900		50,900

Taubman Stock Fund	4,179,868		4,179,868
Vanguard Retirement Savings Trust		$19,447,048	19,447,048
VGI Brokerage Option	89,756		89,756

Total	$136,101,580	$19,447,048	$155,548,628

	Fair Value Measurements as of December 31, 2012, Using Input Type
	Level 1	Level 2	Total
Investments in Registered Investment Companies:
Bond	$12,376,907		$12,376,907
Balanced	15,712,368		15,712,368
Domestic Equity	64,085,969		64,085,969
Foreign Equity	8,542,041		8,542,041
REIT Portfolio - Retail Index Fund Investor Shares	4,660,259		4,660,259
Prime Money Market Fund	70,109		70,109

Taubman Stock Fund	5,883,158		5,883,158
Vanguard Retirement Savings Trust		$21,868,581	21,868,581
VGI Brokerage Option	449,919		449,919

Total	$111,780,730	$21,868,581	$133,649,311

The Plan had no investments classified in Level 3 as of December 31, 2013 and 2012. In addition, there were no investments transferred between the Level 1 and Level 2 classifications for the years ended December 31, 2013 and 2012.

The Plan employs the following approaches in valuing its investments:

•	Investments in registered investment companies and individual investments made through the VGI Brokerage Option are valued using quoted market prices, as all have active markets.

•
The Taubman Stock Fund consists of common stock of Taubman Centers, Inc. and cash and/or money market investments sufficient to help accommodate daily transactions and is valued using quoted market prices.

•
The Vanguard Retirement Savings Trust is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust. The underlying investments of the Master Trust are primarily in pools of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond and securities trusts, and mutual funds. The investments of the Master Trust are valued based on the aggregate market values of the applicable bonds, bond and securities trusts, and other investments.

5.	TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In accordance with the Plan, if a participating company withdraws from or terminates the Plan as to its employees, all employees of such company will become fully vested in their contribution account balances. In the event of termination, the Investment Committee, in its sole discretion, may direct payment of such amounts in cash, in assets of the Plan, or in the form of immediate or deferred payment annuity contracts.

6.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated April 11, 2014, that the Plan, as amended and restated effective as of January 1, 2012 and subsequently amended in December 2012, meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from federal income tax under Section 501(a) of the Internal Revenue Code. Although the Plan has been amended subsequent to the dates covered by this determination letter, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

7. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These transactions are, however, exempt from ERISA's prohibited transaction rules by virtue of a Class Exemption issued by the Department of Labor.

8. RECONCILIATION OF THE FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012:

	December 31
	2013	2012
Net assets available for benefits per the financial statements	$156,951,828	$134,604,210
Adjustment from contract value to fair value for fully benefit-responsive investment contract (Vanguard Retirement Savings Trust)	527,257	1,100,918
Net assets available for benefits per the Form 5500	$157,479,085	$135,705,128

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2013:

Total net increase in net assets available for benefits per the financial statements		$22,347,618
Net impact of adjustment from contract value to fair value for fully benefit-responsive investment contract (Vanguard Retirement Savings Trust)		(573,661)
Total net increase in net assets available for benefits per the Form 5500		$21,773,957

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i	Employer Number 38-3081510
AS OF DECEMBER 31, 2013	Plan Number 001

NAME OF ISSUER	NAME OF INVESTMENT	CURRENT VALUE

* Vanguard	Retirement Savings Trust	$19,447,048
* Vanguard	VGI Brokerage Option	89,756
* Vanguard	500 Index Fund Signal Shares	29,031,371
* Vanguard	Wellington Fund Investor Shares	18,922,140
* Vanguard	Total Bond Market Index Fund Investor Shares	10,443,403
* Vanguard	International Growth Fund Investor Shares	11,985,459
* Vanguard	Growth Index Fund Investor Shares	8,485,708
* Vanguard	Explorer Fund Investor Shares	7,706,069
* Vanguard	REIT Index Fund Investor Shares	4,234,142
* Vanguard	Value Index Fund Investor Shares	5,521,881
* Taubman Centers, Inc.	Taubman Stock Fund	4,179,868
* Vanguard	Small-Cap Index Fund Investor Shares	6,778,544
* Vanguard	Extended Market Index Fund Investor Shares	5,821,446
* Vanguard	Target Retirement 2010 Fund	514,036
* Vanguard	Target Retirement 2015 Fund	2,757,289
* Vanguard	Target Retirement 2020 Fund	2,906,861
* Vanguard	Target Retirement 2025 Fund	5,460,245
* Vanguard	Target Retirement 2030 Fund	3,372,052
* Vanguard	Target Retirement 2035 Fund	3,210,597
* Vanguard	Target Retirement 2040 Fund	1,474,428
* Vanguard	Target Retirement 2045 Fund	1,262,519
* Vanguard	Target Retirement 2050 Fund	711,630
* Vanguard	Target Retirement 2055 Fund	92,235
* Vanguard	Target Retirement 2060 Fund	87
* Vanguard	Target Retirement Income	293,353
* Vanguard	Inflation-Protected Securities Fund Investor Shares	795,561
* Vanguard	Prime Money Market Fund	50,900
* 227 loans to 165 participants	Participant borrowings against their individual account balances, interest rates from 4.25% to 9.25%, and maturing through December 2023	1,927,840	**

Total		$157,476,468

* Denotes party-in-interest

** Participant loans are valued at their outstanding balances.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on the day of June 24, 2014.

THE TAUBMAN COMPANY AND RELATED
ENTITIES EMPLOYEE RETIREMENT
SAVINGS PLAN

By: /s/ Chris Heaphy______
Chris Heaphy
Authorized Signatory

EXHIBIT INDEX

Exhibit
Number    Description

23 ‑‑    Consent of KPMG LLP